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Exhibit 99.1

NORTH AMERICAN PALLADIUM LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MAY 22, 2008

        Notice is hereby given that the annual and special meeting of shareholders (the "Meeting") of North American Palladium Ltd. (the "Corporation") will be held at the Ivey-ING Leadership Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on May 22, 2008, at 10:00 a.m. (local time) for the following purposes:

  1.
  to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2007 and the report of the auditors thereon;

  2.
  to elect directors of the Corporation for the ensuing year;

  3.
  to consider and, if thought fit, approve the appointment of KPMG LLP, Chartered Accountants, as auditors for the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration;

  4.
  to consider and, if thought fit, to pass a resolution authorizing, subject to regulatory approval, amendments to the stock option plan of the Corporation to (i) implement detailed amendment provisions, setting out those changes to the Corporation's stock option plan (the "Plan") that require shareholder approval and those changes that do not require shareholder approval; and (ii) provide for the automatic extension of options which would expire during a blackout period to ten days following the end of the blackout period; the full text of which resolution is set out in Schedule B to the accompanying Management Information Circular;

  5.
  to consider and, if thought fit, to pass a resolution approving an amendment to the Plan of the Corporation so as to increase the number of common shares of the Corporation by 3,000,000 that may be issued thereunder; the full text of which resolution is set out in Schedule C to the accompanying Management Information Circular;

  6.
  to consider and, if thought fit, to ratify a resolution authorizing an amendment to the Corporation's articles to allow shareholders to hold common shares of the Corporation in non-certificated form; the full text of which resolution is set out in Schedule C to the accompanying Management Information Circular; and

  7.
  to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

        A copy of the Management Information Circular and form of proxy with respect to matters to be dealt with at the Meeting, are included with this notice of meeting.

        By resolution of the Board of Directors of the Corporation, shareholders of record at the close of business on April 18, 2008 (the "Record Date"), will be entitled to notice of and to vote at the Meeting in person or by proxy.

DATED at Toronto, Ontario as of April 18, 2008.

                          BY ORDER OF THE BOARD OF DIRECTORS

                          André J. Douchane
                          Chairman

Shareholders unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. no later than 5:00 p.m. (Toronto time) two business days preceding the Meeting.

This Management Information Circular is dated April 18, 2008 and all information is as of this date unless otherwise indicated. In this Management Information Circular, "you" and "your" refer to the shareholder. "We", "us" and "North American Palladium" refer to North American Palladium Ltd.

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  Exhibit 99.1
NORTH AMERICAN PALLADIUM LTD. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS MAY 22, 2008